EXHIBIT 99.1


       Attestation Report of Independent Registered Public Accounting Firm


Citibank Credit Card Issuance Trust, as Issuer
c/o Deutsche Bank Trust Company Americas
   (formerly Bankers Trust Company), as Trustee

Citibank (South Dakota), National Association, as Managing Beneficiary

We have examined the accompanying assertion made by Citibank (South Dakota), National Association's ("CBSD") management on Citibank Credit Card Issuance Trust's ("Issuer") compliance with Article IX, Section 907 of the Indenture, dated as of September 26, 2000 (filed with the Securities and Exchange Commission on Form S-3 on December 29, 2000) and amended as of November 14, 2001, between the Issuer and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee for the year ended December 31, 2004. Management is responsible for the Issuer's compliance with Article IX, Section 907 of the Indenture, including the accuracy of the mathematical calculations of each amount set forth in the Issuer's Report, delivered each month pursuant to
Section 907, using CBSD's computer reports which were the source of such amounts. Our responsibility is to express an opinion based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence supporting management's assertion and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion referred to above is fairly stated, in all material respects, based upon the stated criteria in the Indenture.


/s/ KPMG LLP

New York, New York
March 22, 2005

   Management Report on Citibank Credit Card Issuance Trust's Compliance with
                    Article IX, Section 907 of the Indenture


Citibank (South Dakota), National Association ("CBSD") is the Managing Beneficiary of Citibank Credit Card Issuance Trust ("Issuer") and the Servicer of Citibank Credit Card Master Trust I ("Master Trust").

Management of CBSD, as Managing Beneficiary of the Issuer and as Servicer of the Master Trust, is responsible for the preparation of the monthly Issuer's Report in compliance with Article IX, Section 907 of the Indenture, dated as of September 26, 2000 and amended as of November 14, 2001, between the Issuer and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee. Management is also responsible for the accuracy of the mathematical calculations of each amount set forth in the Issuer's Report, delivered each month pursuant to Section 907, using CBSD's computer reports which were the source of such amounts.

Management has performed an evaluation of the Issuer's compliance with Article IX, Section 907 of the Indenture, including the accuracy of the related mathematical calculations, for year ended December 31, 2004. Based upon this evaluation, management believes that, for the year ended December 31, 2004, the Issuer was materially in compliance with Article IX, Section 907 of the Indenture.


/s/ Kendall Stork
----------------------------
Kendall Stork
President


March 22, 2005